Exhibit 99.4

NICE Teams Up with Customers and Industry Experts for Webinar
Series Focusing on Enterprise Wide Operational Efficiency

NICE will also be hosting a three-city road show with its customers across North America

Paramus, New Jersey, October 14, 2014 – NICE Systems (NASDAQ: NICE) today announced a series of live webinars and local events that will present best practices and use cases to help organizations improve operational efficiency in their  contact center and their back office through call handle time reduction, improved productivity, more efficient scheduling and more.

Leading analysts from Aberdeen, Current Analysis, Opus Research and Ovum, as well as NICE customers and experts will discuss the latest industry trends and technologies to help companies achieve their business results.

These informative sessions will address various roles within the contact center and back office by:
•	Panel discussions to stimulate lively dialog about best practices for various verticals
•	Presenting technical product demonstrations of the new NICE Engage Platform and NICE Back Office Performance Suite
•	Live webcasts to help operations and IT employees enhance their performance

Join our webinar series to learn how you can get closer to your customers with NICE Contact Center and Back Office solutions.

October 15	Workforce Management Scheduling in the Back Office
October 16	Recording for Regulatory Compliance
October 23	Catalyst360° Builds Retention and Sales ROI with Interaction Analytics
October 29	Aberdeen Shares Secrets for Improved Productivity in Your Back Office
October 30	Current Analysis presents: Capturing the Voice of the Customer with Speech Analytics
November 5	Quality Management: The Good the Better and the Best
November 6	Real-Time Fraud and Authentication: The Truth is in the Moment
November 12	Keith Dawson from Ovum: Cross-pollination of Back Office Best Practices
November 13	Automating Business Processes
November 20	Reducing TCO in the Contact Center
December 4	Stopping bad guys in real time with Dan Miller from Opus Research
December 18	Fraud and Authentication Roundtable: A panel discussion by industry experts

NICE will also be hosting a three-city road show in North America together with its customers. The event will reveal how to unleash the power of understanding interactions in real time to change the landscape of customer insights and improve the customer journey. The locations and dates for the road show are as follows:

Join our road show at a location near you by registering here.

October 14	Minneapolis, MN – with eBay Enterprise
October 16	Montreal, Canada – with AIMIA, Desjardins
November 6	Orlando, FL – with eBay Enterprise, Ricoh

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.